

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2011

<u>Via E-mail</u>
Mr. Michael L. Griffin
Chief Financial Officer
University General Health System, Inc.
7501 Fannin Street
Houston, Texas   77054

> **Re: University General Health System, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed May 9, 2011**
> **Form 10-Q/A for the Quarterly Period Ended March 31, 2011**
> **Filed August 15, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-54064**

Dear Mr. Griffin:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-Q/A for the Quarterly Period Ended March 31, 2011
Notes to the Consolidated Financial Statements
Note 1 – Organization and Description of Business, page 8

1. You disclose that you accounted for the Merger on March 28, 2011 as a reverse acquisition of SeaBridge by the UGH Partnerships under the purchase method of accounting and treated the transaction as a recapitalization with UGH Partnerships as the accounting acquirer. We have long held that the acquisition of a private operating company by a non-operating public shell corporation in which the owners and management of the private operating company have effective control of the combined

company is in substance a capital transaction rather than a business combination. Please clarify for us whether you account for the Merger transaction as a business combination under the acquisition method of accounting or as a capital transaction and reference for us the authoritative literature you rely upon to support your accounting. If you account for the transaction as a capital transaction, please explain to us how SeaBridge qualified as a non-operating public shell. In addition, please explain to us why the Merger transaction is reflected as a 31.5 million share decrease in your statement of shareholders' deficit instead of a 16.5 million share issuance comprised of the 151.5 million shares of SeaBridge outstanding minus the 135 million shares cancelled in exchange for divesting SeaBridge's freight transport business. Also explain why the number of your shares outstanding at December 31, 2010 equals the 151.5 million shares of SeaBridge then outstanding.

2. You identify yourself as a smaller reporting company and provided only two years of financial information in your June 14, 2011 Form 8-K/A. Please explain to us how you qualify as a smaller reporting company after the March 28, 2011 Merger transaction and reference for us the authoritative guidance you rely upon to support your status. In addition, please explain to us why you did not provide three years financial information in your June 14, 2011 Form 8-K/A; please see Item 9.01(c) of Form 8-K and Section II.D.3. of SEC Release No. 33-8587.

Note 3 – Summary of Significant Accounting Policies
Basis of Presentation, page 9

3. You disclose that your amended form 10-Q for the quarter ended March 31, 2011 includes your consolidated financial statements for the three months ended March 31, 2011, reviewed by your auditor under SAS 100. You make similar statements in your June 30, 2011 Form 10-Q. Please amend your March 31, 2011 and June 30, 2011 Forms 10-Q to include the reports of your auditor on the review of your interim financial statements as required by Rules 8-03 and 10-01(d) of Regulation S-X. As an alternative, amend these filings to remove the statements that your consolidated financial statements for the periods ended March 31, 2011 and June 30, 2011 were reviewed by your auditor under SAS 100.

4. You disclose that it was necessary to amend your March 31, 2011 quarterly report in order to restate your consolidated financial statements as of December 31, 2010 and March 31, 2011 and for the three months ended March 31, 2010 to reflect audit adjustments made to the December 31, 2010 consolidated financial statements included in your Form 10-K. Please tell us why you did not file an Item 4.02 Form 8-K associated with your original Form 10-Q for March 31, 2011.

Item 4. Controls and Procedures
Evaluation of Disclosure Controls Procedures, page 51

5. You disclose that as of the end of the period covered by your March 31, 2011 and June 30, 2011 reports, you carried out an evaluation, under the supervision and with the participation of management, including your chief executive officer and chief financial officer, of the effectiveness of the design and operation of your disclosure controls and procedures. Based on that evaluation, you concluded that there was a material weakness in your internal control over financial reporting at the end of the periods covered by your reports. Please provide us proposed disclosure to be included in amendments of your periodic filings that states, in clear and unqualified language, whether your disclosure controls and procedures are effective or ineffective as of March 31, 2011 and June 30, 2011. If you believe your disclosure controls and procedures are effective, please disclose why in light of your identified material weaknesses.

Exhibits 31: Certifications

6. Please revise your certifications to be worded exactly as required by Item 601(b)(31) of Regulation S-K. In this regard, please remove the titles of your officer and the name of your company from the first line.

Form 10-Q for the Quarterly Period Ended June 30, 2011

7. You were required to file as an exhibit in your first quarterly period ending on or after June 15, 2011 interactive data Using eXtensible Business Reporting Language (XBRL) Technology. Refer to Item 601(b)(101) of Regulation S-K. Please tell us why you did not include interactive data using XBRL technology in your Form 10-Q for the Quarter ended June 30, 2011.

Consolidated Financial Statements (Unaudited)
Note 3 – Summary of Significant Accounting Policies
Revenue Recognition, page 12

8. Please provide us proposed revised disclosure to be included in future periodic reports of your revenue recognition policies associated with the senior care services and billing, coding and revenue cycle management services revenue streams added as a result of your acquisitions of TrinityCare and Autimis.

Income Taxes, page 13

9. You disclose that you record reserves for uncertain tax positions when an exposure is identified and when you believe it is more likely than not that a tax position will not be sustained and the amount of the liability can be estimated. Please explain to us how your policy complies with GAAP and reference for us the authoritative literature you rely upon to support your position. In your response, please explain how your policy

complies with the requirements in ASC 740-10-25-6 to account for the effects of a tax position only when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Also, please explain how your policy complies with the requirements in ASC 740-10-30-7 to record the largest amount of tax benefit associated with a tax position that meets the more-likely-than-not recognition threshold that is greater than 50 percent likely of being realized.

Business Combinations, page 13

10. Please provide us proposed revised disclosure to be included in future periodic reports related to your acquisitions that addresses the following:
    - Indicate that the business acquisition was accounted for under the acquisition method as indicated in ASC 805-10-05-4.
    - Remove reference to the allocation of the purchase price. Under ASC 805, assets acquired and liabilities assumed are generally recorded at their fair values.
    - Indicate that goodwill for your acquisitions represents the excess of the fair value of the consideration paid over the fair value of the identified net assets acquired.
    - Indicate that transactions costs are expensed as incurred.

11. Please provide us proposed disclosure to be included in future periodic reports to disclose your policy for testing your goodwill balances for impairment. Your disclosure should clarify how you allocate goodwill to reporting units. For any reporting unit at risk of failing step one in the goodwill impairment test, please disclose the following information:
    - The date you perform your annual impairment test;
    - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    - Amount of goodwill allocated to the reporting unit;
    - Description of the methods and key assumptions used and how the key assumptions were determined;
    - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 5 – Acquisitions, page 15
]

12. You disclose that you executed asset acquisitions of the TrinityCare Facilities and acquired 51% of the ownership interests of TrinityCare LLC. Please demonstrate to us how your acquisition of TrinityCare qualifies as a business to be accounted for under the acquisition method as required by ASC 805-10-25-1. Revise your disclosure to clarify.

13. You identify various intangible assets you anticipate recording associated with your acquisitions of TrinityCare and Autimis, yet you do not provide any estimate of these intangible assets in your acquisition accounting. Please provide us proposed revised disclosure to be included in future periodic reports that provides provisional estimates of all identifiable assets acquired and liabilities assumed in your business combinations. Clarify which assets and liabilities are provisional and subject to adjustment during the measurement period and what must happen to finalize your provisional estimates. Please see ASC 805-10-25-13.

14. You record noncontrolling interest in equity of $3.781 million associated with your 51% acquisition of TrinityCare LLC. In the table on page 16, you appear to attribute this entire amount to goodwill. Please tell us how you determined your noncontrolling interest and reference for us the authoritative literature you relied upon to support your accounting. In your response please explain whether you considered only the goodwill or all the assets and liabilities associated with your acquisition of TrinityCare LLC and whether you valued the noncontrolling interest at the acquisition-date fair value as required by ASC 802-20-30-1.

15. You disclose that you will evaluate and adjust the Escrow Shares each reporting period based on TrinityCare's achievement of meeting its earnings targets as it relates to the Escrow Shares. Please provide us proposed disclosure to be included in future filings to describe the methods and key assumptions used in the valuation of your escrow shares and how the key assumptions were determined. In an appropriate section of your MD&A include a discussion of the degree of uncertainty associated with the key assumptions. Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions or direct us to existing disclosures. In addition, please disclose how you treat the escrow shares for earnings per share purposes and separately reference for us the authoritative literature you rely upon to support your accounting.

16. You disclose that the total purchase consideration for TrinityCare and Autimis were based upon fair market valuations of those entities by independent valuation firms. This disclosure appears to infer that the amount of the purchase consideration was established by third party appraisal firms. Please clarify for us. If you continue to include this disclosure, you must name the appraisal firm and provide their consent in any Securities Act filing that includes or incorporates by reference this statement. On the other hand, if you determined the amount to pay in each acquisition and in doing so considered or relied in part upon a report of a third party appraisal firm, and the disclosure so states, or the disclosure attributes the determination of the amount of consideration paid to you and not the third party appraisal firm, then there would be no requirement to comply with Rule 436 of the Securities Act with respect to the consideration paid. Please refer to Question 233.02 of Compliance and Disclosure Interpretations related to Securities Act Rules that can be found on our website. Please revise your disclosure accordingly.

Note 8 – Notes Payable, page 20

17. Please provide us your analysis regarding the applicability of ASC 470-60 to the modifications effected to the terms of your debt agreements. To the extent these modifications qualify for troubled debt restructuring accounting treatment, please provide us proposed disclosure to be included in future filings as required by ASC 470-60-50.

Note 12 – Equity
Common Stock Offerings, page 25

18. You disclose the sale of common stock on February 15, 2011 at $0.13 per share. You also disclose three share issuances on February 28, 2011 at $0.09 per share for a key executive compensatory arrangement, a debt exchange and for the termination of a service agreement. Please explain to us how you valued the shares issued in each instance and whether and how you determined any compensation/expense component of each issuance. In your response, please tell us the fair value of your stock on these issuance dates and how you determined these values and bridge these fair values to the $0.81 market price of common stock at the March 28, 2011 Merger date with SeaBridge. Please explain why you sold shares at $0.13 per share on February 15, 2011 and subsequently issued shares at $0.09 on February 28, 2011 when the value of SeaBridge stock on these dates was $0.35 and $0.42 per share, respectively. Separately reference for us the authoritative literature you relied upon to support your accounting.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 45

19. Please provide us proposed revised disclosure to be included in future periodic reports that discloses the day's sales outstanding for each period presented. Please discuss the reason for any significant changes from the prior period.

Critical Accounting Policies
Revenue Recognition, page 46
Allowance for Doubtful Accounts, page 47

20. Please provide us proposed disclosures to be included in future filings that include a discussion of the specific nature of and significance of estimates affecting revenue recognition including charity care. Quantify, preferably in a tabular format each significant item that reduces gross sales to net sales. Quantify and disclose the reasonably possible effects that a change in estimate of contractual adjustments could have on financial position and operations as of the latest balance sheet date as you indicate in the last paragraph on page 46 that such changes could be material.

21. Please provide us proposed revised disclosure to be included in future periodic reports that includes the following information:

- Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on your own reporting criteria, for example unbilled, less than 30 days, 30 to 60 days etc., or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification, for example, Medicare and Medicaid, Managed care and other, and Self-pay. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for doubtful accounts.
- If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classifications they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay

22. Please provide us proposed disclosure to be included in future filings that discloses your policy for collecting co-payments.

23. Please provide us proposed disclosure to be included in future filings that clarifies the steps you take in collecting accounts receivable. Revise your disclosure of your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off to address the following matters:

- Whether or not and to what extent you use specific identification for account write-offs;
- Whether or not and to what extent your write-off process is automated or manual; and
- Why you merely believe that there has not been a material difference between your bad debt allowances and the ultimate historical collection rates on accounts receivable. It appears that you should know whether such a material difference exists.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant